

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 30, 2007

Mark Bradley
Chief Executive Officer
The Players Network
4260 Polaris Avenue
Las Vegas, NV 89103

> **Re:** **The Players Network**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed March 5, 2007**
> **File No. 0-29363**

Dear Mr. Bradley:

We have reviewed your filing and have the following comments. We have limited our review to your compliance with the requirements of Schedule 14A and the other matters discussed below. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Feel free to call us at the telephone number listed at the end of this letter.

General

1. Since your annual meeting of stockholders will take place in 2007, please revise throughout the proxy statement to provide disclosure through the fiscal year ended December 31, 2006, including compliance with recently-amended Regulation S-B Items 401, 402, 403 and 404 and new Item 407 of Regulation S-B, as applicable. Also ensure that you include all information that Schedule 14A requires, such as an audit committee report pursuant to Item 7(d) of Schedule 14A and Item 407(d)(3) of Regulation S-B and the disclosure about the change in accountants called for by Item 9(d) of Schedule 14A and Item 304(a) of Regulation S-B. These are examples only and do not constitute a complete list.

2. Please advise us how you intend to comply with Rule 14a-3(b), which requires the proxy statement to be "accompanied or preceded by an annual report to security holders." In this regard, please note that the "most recent fiscal years" referenced in Rule 14a-3(b)(1) are the most recent completed fiscal years as of the date of a company's annual meeting.

Proposal 2. Amending the Articles of Incorporation…, page 8

3.   Please revise your proxy statement and the proxy card to present the increase in authorized common stock and the creation of preferred stock as separate proposals for separate consideration by your stockholders. See Rule 14a-4(a)(3) and the September 2004 Interim Supplement to the Manual of Publicly Available Telephone Interpretations available on our website.

4.   Please disclose whether you presently have any plans, proposals or arrangements to issue any of the newly available authorized shares of common stock for the various purposes listed in the fourth paragraph of this section. If so, please disclose by including materially complete descriptions of the future acquisitions, financing transactions or otherwise. If not, please state that you have no such plans, proposals, or arrangements, written or otherwise, at this time to issue any of the additional authorized shares of common stock for these purposes. Similarly revise to include disclosure about plans, proposals or arrangements to issue the newly created blank check preferred stock.

5.   Provide updated disclosure regarding the "more definitive financing" mentioned in the fourth paragraph, including a description of the transaction pursuant to Item 11(c) of Schedule 14A, to the extent practicable, whether you are currently engaged in discussions or negotiations with one or more parties, etc.

6.   Address whether or not the authorization of a class of blank check preferred stock is in response to a takeover attempt or any other expressions of interest indicated by a third party.

Adjournments or Postponements, page 11

7.   Please note that the staff does not view a postponement or adjournment for the purpose of soliciting additional proxies as a matter "incident to the conduct of the meetings," as described in Rule 14a-4(c)(7). Accordingly, discretionary authority cannot be used to adjourn a meeting as described in this section. We would consider an adjournment to be a substantive matter requiring its own vote using a specific, separately enumerated item on the proxy card. If you wish to obtain authority to adjourn the meeting to solicit additional proxies, please revise your proxy card and disclosure accordingly.

* * * * *

Please respond to these comments by filing a revised preliminary information statement as appropriate. When you respond, please furnish a cover letter that keys your responses to our comments. If you believe that compliance with our comments is not appropriate, please provide the basis for your view in your response letter, which you should submit electronically on EDGAR under the tag "CORRESP." Please also note the location of any material changes made in the materials for reasons other than in response to specific staff comments. Also, note the requirements of Rule 14a-6(h) of Regulation 14A and Rule 310 of Regulation S-T.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please feel free to contact me (202) 551-3833 with any questions.

Sincerely,

Michele M. Anderson
Legal Branch Chief

cc: Via facsimile: (702) 794-0744
        Anthony DeMint, Esq.
        Stoecklein Law Group